UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note

On May 20, 2026, Birkenstock Holding plc (the “Company”) entered into an accelerated share repurchase agreement (the "Agreement") with Goldman Sachs International ("Goldman Sachs") under which it agreed to repurchase $250 million of its own ordinary shares, no par value (the "Ordinary Shares").

Under the Agreement, on May 21, 2026, the Company will make a payment of $250 million to Goldman Sachs and expects to receive initial delivery of approximately 6.0 million Ordinary Shares representing approximately 80 percent of the number of Ordinary Shares initially underlying the Agreement, based on the closing price of the Ordinary Shares of $33.21 on May 20, 2026. The final number of Ordinary Shares to be delivered under the Agreement will be based generally upon a discount to the Rule 10b-18 volume-weighted average price at which the Ordinary Shares trade during the regular trading sessions on The New York Stock Exchange during the term of the Agreement. At settlement, Goldman Sachs may be obligated to deliver additional Ordinary Shares to the Company or, under certain circumstances, the Company may be obligated to make a cash payment to Goldman Sachs. The Company intends to fund the share repurchases under the Agreement with a combination of cash on hand and a drawing under its revolving credit facility and expects settlement to occur before June 30, 2026.

The Agreement is subject to certain customary adjustments and termination provisions. In addition, upon the occurrence of certain extraordinary events, Goldman Sachs is entitled to terminate the Agreement, in which case the Company may receive fewer Ordinary Shares than expected.

In connection with the Agreement, on May 21, 2026, the Company issued a press release announcing the Agreement with Goldman Sachs. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Birkenstock Holding plc, dated May 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: May 21, 2026	By:/s/ Ruth Kennedy______________
Name: Ruth Kennedy
Title: Director